Simpson Thacher & Bartlett LLP
425 Lexington Ave
New York, NY 10017

January 8, 2010

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:  Steven I. Amchan

Re:           APP WD:  Amerivest Investment Management LLC, File No. 812-13729

Ladies and Gentlemen:

On December 11, 2009, Amerivest Investment Management LLC (the"Applicant") filed an application (the "Application") with the Securities and Exchange Commission (the "Commission") for an order under Section 9(c) of the Investment Company Act of 1940 (the "Act") for an exemption from the provisions of Section 9(a) of the Act. The Application was assigned File No. 812-13729. On behalf of the Applicant, I hereby respectfully request that the Application be withdrawn and that the Commission take no further action with respect thereto.

Thank you for your attention to this matter. Any questions regarding this request should be directed to David M. Cooke at (212) 455-7102.

Very truly yours,

SIMPSON THACHER & BARTLETT LLP

By           /s/ Ellen Patterson
Ellen Patterson